July 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

Carter Validus Mission Critical REIT, Inc. hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its registration statement on Form S-11 (File No. 333-191705) relating to the registration of shares of common stock (together with all exhibits filed thereto, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2013.

The Registration Statement was not declared effective by the Commission, none of the Registrant’s securities were sold pursuant to the Registration Statement and its withdrawal is consistent with the public interest and protection of investors. The Registrant does not believe it to be in the best interests of the Registrant or its stockholders to raise additional capital through a follow-on offering at this time.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against any future filing fees associated with any future registration statement or registration statements.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please call Heath D. Linsky at Morris, Manning & Martin, LLP, counsel to the Registrant, at (404) 504-7691.

Regards,

CARTER VALIDUS MISSION CRITICAL REIT, INC.

/s/ John E. Carter
John E. Carter
Chief Executive Officer and President